Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form F-3 of our reports dated March 1, 2016, relating to the consolidated financial statements of Atlantica Yield plc and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to uncertainties regarding the situation of its main shareholder, Abengoa, S.A., and their potential effects over the consolidated financial statements as of December 31, 2015 and management’s plans to address those uncertainties), and the effectiveness of Atlantica Yield plc and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 20-F of Atlantica Yield plc and subsidiaries for the year ended December 31, 2015, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

 /s/ Deloitte, S.L.

Madrid, Spain

February 27, 2017